MEDIFIRST SOLUTIONS, INC.
4400 NORTH FEDERAL HWY, SUITE 54
BOCA RATON FL 33431
VIA EDGAR

Date: 12/13/11

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.Washington, D.C. 20549

Re:	Medifirst Solutions, Inc.
Registration Statement on Form S-1
Filed December 12, 2011
File No. 333-178412

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the Registrant, hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the Registration Statement, together with all exhibits, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. The attorney of record did not give her consent and approval for the SEC filing and therefore the company intent is to withdraw and then refile. The Registration Statement was filed with the Commission on December 12, 2011.

Please contact the undersigned at (561) 558-6872 if there are any questions regarding this matter.

Medifirst Solutions, Inc.

By: /s/Bruce Schoengood
           Bruce Schoengood